Exhibit (a)(5)(ix)

EFiled: Oct 12 2016 03:32PM EDT Transaction ID 59689217 Case No. 12821-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

MALKA RAUL, Individually and on	)
Behalf of All Others Similarly Situated,	)	C.A. No:
)
Plaintiff,	)
)
vs.	)
)
DANIEL A. NINIVAGGI, RAINER	)
JUECKSTOCK, SUNG HWAN CHO,	)
THOMAS W. ELWARD, GEORGE	)
FELDENKREIS, JAMES MICHAEL	)
LAISURE, COURTNEY MATHER,	)
MICHAEL NEVIN, LOUIS J. PASTOR,	)
NEIL S. SUBIN, FEDERAL-MOGUL	)
HOLDINGS CORPORATION, ICAHN	)
ENTERPRISES L.P., CARL C. ICAHN,	)
JACK G. WASSERMAN, JAMES L.	)
NELSON, WILLIAM A. LEIDESDORF,	)
KEITH COZZA, IEH FM HOLDINGS,	)
LLC, AMERICAN ENTERTAINMENT	)
PROPERTIES CORP., ICAHN BUILDING	)
LLC, ICAHN ENTERPRISES HOLDINGS	)
L.P., ICAHN ENTERPRISES G.P., INC.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT FOR

BREACH OF FIDUCIARY DUTIES

Plaintiff Malka Raul (“Plaintiff”), on behalf of herself and all other similarly situated public stockholders of Federal-Mogul Holdings, Inc. (“Federal-Mogul” or the “Company”), brings the following class action against the Company’s Board of Directors (the “Board”), American Entertainment Properties Corp (“AEP” or “Parent”), IEH FM Holdings, LLC (“Merger Sub”), Icahn Enterprises L.P. (“IELP”),

Icahn Building LLC (“Icahn Building”), Icahn Enterprises Holdings L.P. (“IEHLP”), Icahn Enterprises G.P. Inc. (“IEGP”), and IELP’s board of directors (the “IELP Board,” together with AEP, Merger Sub, IELP, Icahn Building, IEHLP and IEGP, “Icahn Enterprises”). The allegations of this Complaint are based on the knowledge of Plaintiff as to herself, and on information and belief, including the investigation of counsel and review of publicly available information as to all other matters.

SUMMARY OF THE ACTION

1. This stockholder class action concerns the Board’s decision to enter into the Agreement and Plan of Merger, dated September 6, 2016 (the “Merger Agreement”), pursuant to which Icahn Enterprises, the Company’s majority controlling shareholder, will acquire the outstanding minority shares of Federal-Mogul common stock (the “Proposed Merger”). Plaintiff alleges that the Board breached their fiduciary duties in connection with Proposed Merger and that Icahn Enterprises, as the majority controlling stockholder of the Company, has breached its fiduciary duties to the Company’s minority stockholders because the process and the price are not entirely fair to the Company’s minority stockholders.

2. Pursuant to the Merger Agreement, Merger Sub commenced a cash tender offer (the “Tender Offer”) to acquire all of the outstanding shares of Federal-Mogul for $9.25 per share on September 26, 2016 and the Tender Offer is set to expire on October 24, 2016.

3. The Proposed Merger was the result of a flawed sales process orchestrated by the Company’s purported independent special committee (“Special Committee”), consisting entirely of members with significant ties and business relationships with Icahn Enterprises and its affiliates. Indeed, the entire Board has significant ties with Icahn Enterprises and with Defendant Carl C. Icahn (“Icahn”) himself. As such, the Special Committee was not independent throughout the sales process, along with the rest of the Board.

4. As a result of the flawed sale process, the $9.25 per share being offered in the Tender Offer to be paid to the class members is unfair and grossly inadequate because, among other things: (a) the intrinsic value of the stock of Federal-Mogul is materially in excess of $9.25 per share, giving due consideration to the possibilities of growth and profitability of Federal-Mogul in light of its business, earnings and earnings power, present and future; (b) the $9.25 per share price offers practically no premium to the public stockholders of Federal-Mogul; and (c) the $9.25 per share price is not the result of arm’s-length negotiations but was fixed arbitrarily by majority controlling shareholder, Icahn Enterprises, to “cap” the market price of Federal-Mogul stock, as part of a plan for Icahn Enterprises to obtain complete ownership of Federal-Mogul assets and business at the lowest possible price.

5. For instance, on September 2, 2016, immediately prior to when the Company announced the Proposed Merger, Federal-Mogul’s stock closed at $9.24 per share, representing an implied 0.1% premium to the $9.25 per share price stockholders will receive in the Tender Offer. Further, the $9.25 per share price is below the Company’s 52-week high of $10.00 per share and below several analysts’ target prices. Analyst Gabelli & Co. (“Gabelli”) put a private market value of $13.00 to $16.00 per share for Federal-Mogul, in which billionaire investor Mario Gabelli, owns approximately 36% of the minority interest not owned by Icahn Enterprises.

6. Defendants have exacerbated their breaches of fiduciary duties by agreeing to lockup the Proposed Merger with preclusive devices designed to deter any other potential third party bidder from making a competing offer for the sale of the Company. In particular, Defendants agreed to: (i) a strict “no-solicitation” provision that prevents the Company from soliciting other potential acquirers or even continuing discussions and negotiations with potential acquirers; (ii) an information rights provision that requires the Company to disclose the identity of any competing bidder and to furnish Icahn Enterprises with the terms of any competing bid and confidentiality agreement; and (iii) a “matching rights” provision which gives Icahn Enterprises three business days to match any competing bid. These preclusive devices substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of Federal-Mogul.

7. The Proposed Merger serves no legitimate business purpose for Federal-Mogul but rather is an attempt by Defendants to enable Defendant Icahn, through Icahn Enterprises and all of its affiliates, to benefit unfairly from the transaction at the expense of Federal-Mogul’s public stockholders. Defendant Icahn used his position as controlling stockholder to engage in a flawed sales process to obtain the Company’s outstanding shares at a discount. If the Company’s minority stockholders tender their shares, they will forever lose their ownership interest in Federal-Mogul for grossly inadequate consideration. As such, the Proposed Merger will deny Plaintiff and the other members of the class their right to share proportionately in the future success of Federal-Mogul and its valuable assets, while permitting certain Federal-Mogul insiders and Defendant Icahn to reap huge financial benefits from the transaction. Accordingly, judicial scrutiny of the Proposed Merger is necessary to ensure that the best interest of all Federal-Mogul stockholders, and not the interests of the Defendants, was the basis for the Federal-Mogul Board’s decision to enter into the Proposed Merger.

8. In entering into the Merger Agreement, each of the Defendants violated and continues to violate applicable law by directly breaching and/or aiding and abetting the Defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

THE PARTIES

9. Plaintiff is and has been at all relevant times a stockholder of Federal-Mogul.

10. Defendant Federal-Mogul Holdings Corporation (“Federal-Mogul” or the “Company”) is a Delaware corporation with its principal place of business located at 27300 West 11 Mile Road, Southfield, Michigan 48034.

11. Defendant Daniel A. Ninivaggi (“Ninivaggi”) has been a director of the Company since 2010, Co-Chief Executive Officer (“CEO”) since February 2014, and Co-Chairman since May 2015. Defendant Ninivaggi previously was the President of Icahn Enterprises L.P. and its general partner, Icahn Enterprises G.P. Inc., from April 2010 to February 2014; CEO of Icahn Enterprises L.P. from August 2010 to February 2014; and a director of Icahn Enterprises L.P. from March 2012 until May 2015. Defendant Ninivaggi has been on numerous boards for other companies in which Icahn Enterprises L.P. has an interest, including: CVR Energy, Inc. (“CVR”) from May 2012 to February 2014;1 CVR GP, LLC from May 2012 to February 2014; Viskase Companies, Inc. from June 2011 to February 2014;2 XO

[1]	Icahn Enterprises L.P. acquired a controlling interest in CVR in 2012. Form 10-K, at 1-2, filed by Icahn Enterprises L.P. on February 29, 2016.
[2]	As of December 31, 2015, Icahn Enterprises L.P. owned approximately 73.3% of the total outstanding common stock of Viskase. Form 10-K, at 20, filed by Icahn Enterprises L.P. on February 29, 2016.

Holdings, from August 2010 to February 2014;3 Tropicana Entertainment Inc., from January 2011 to December 2015;4 and Hertz Holdings Corporation from September 2014 to the present.5 As Co-CEO of Federal-Mogul for the fiscal years 2015 and 2014, Defendant Ninivaggi received $2,616,580 and $2,403,784 in total compensation, respectively.

12. Defendant Rainer Jueckstock (“Jueckstock”) has been Co-CEO and a director of the Company since April 2012, and Co-Chairman since May 2015. As Co-CEO of Federal-Mogul for the fiscal years 2015 and 2014, Defendant Jueckstock received $1,596,336 and $3,326,440 in total compensation, respectively.

13. Defendant Sung Hwan Cho (“Cho”) has been a director of the Company since 2012. Defendant Cho has been the Chief Financial Officer (“CFO”) and a director of Icahn Enterprises G.P. Inc. (“IEGP”) since March 2012 and September 2012, respectively. Defendant Cho has been a director of numerous entities affiliated with Icahn Enterprises, including: CVR since May 2012; CVR GP, LLC since May 2012; XO Holdings since August 2011; American Railcar Industries, Inc.

[3]	XO Holdings is indirectly controlled by Defendant Icahn. Form 10-K, at 235, filed by Icahn Enterprises L.P. on February 29, 2016.
[4]	Icahn Enterprises L.P. owns majority ownership in Tropicana Entertainment Inc. Form 10-K, at 17, filed by Icahn Enterprises L.P. on February 29, 2016.
[5]	Icahn Enterprises L.P. has an ownership interest in Hertz Global Holdings Inc. Form 10-K, at 246, filed by Icahn Enterprises L.P. on February 29, 2016.

since June 2011; Take-Two Interactive Software Inc. since April 2010; WestPoint Home LLC since January 2008; PSC Metals Inc. since December 2006; and Viskase Companies, Inc. since November 2006.6 As CFO of Icahn Enterprises for the fiscal years 2015, 2014 and 2013, Defendant Cho received $1,859,829, $1,522,792 and $1,128,985 in total compensation, respectively.

14. Defendant Thomas W. Elward (“Elward”) has been a director of the Company since April 2014 and is a member of the Audit and Compensation Committees. Defendant Elward was a director of Dynegy, Inc. from 2011 to 2012, at which time Icahn Capital LP was a 14.8% holder of Dynegy.

15. Defendant George Feldenkreis (“Feldenkreis”) has been a director of the Company since February 2008 and founded Perry Ellis International, Inc. in 1967. Defendant Feldenkreis was President and a director of Perry Ellis until February 1993, when he was elected Chairman of the board and CEO of Perry Ellis. In 2003, Perry Ellis acquired Salant Corp. (“Salant”), a major licensee, and as a result, Defendant Icahn ended up as a 5.13% holder in Perry Ellis. At that time, Defendant Icahn’s High River LP owned 1.8 million shares in Salant.7 Further, Defendant Icahn and Defendant Feldenkreis have been friends for many years.

[6]	Defendant Icahn indirectly controls CVR Energy, CVR Partners, XO Holdings, American Railcar Industries, WestPoint Home, PSC Metals and Viskase Companies and has a non-controlling interest in Take-Two Interactive Software. See Icahn Enterprises L.P., http://www.ielp.com/directors.cfm.
[7]	Doreen Hemlock, Icahn Pops Up At Perry Ellis, SunSentinel (July 4, 2003), available at http://articles.sun-sentinel.com/2003-07-04/business/0307030584_1_perry-ellis-million-shares-salant.

16. Defendant James Michael Laisure (“Laisure”) has been a director of the Company since February 2008 and is the Chairman of the Audit Committee. Defendant Laisure has been a director of American Railcar Industries, Inc. since January 2006, in which Icahn Enterprises L.P. has a majority ownership interest.

17. Defendant Courtney Mather (“Mather”) has been a director of the Company since May 31, 2015, after Defendant Icahn resigned as a member of the Board. Defendant Mather has been a Managing Director of Icahn Capital LP, the entity through which Defendant Icahn manages investment funds, since April 2014 and is a member of the boards of Hertz Equipment Rental Corp., Herc Holdings Inc., Freeport-McMoran Inc., Trump Entertainment Resorts Inc., Ferrous Resources Ltd., Viskase Cos Inc., all affiliates of Icahn Enterprises. Additionally, Defendant Mather was previously a board member with numerous companies affiliated with Icahn Enterprises L.P., including: Viskase Companies Inc. from June 2015 to March 2016; American Railcar Industries, Inc. from July 2014 to March 2016; CVR from May 2014 to March 2016 and CVR Energy, Inc. from May 2014 to March 2016. Defendant Icahn has a non-controlling interest in Herc Holdings and Freeport-McMoRan and indirectly controls Trump Entertainment Resorts, Ferrous Resources Limited, American Railcar Industries, CVR Refining, CVR Energy and Viskase.

18. Defendant Michael Nevin (“Nevin”) has been a director of the Company since February 19, 2016 and has been a Financial Analyst at Icahn Enterprises L.P. since July 2015.

19. Defendant Louis J. Pastor (“Pastor”) has been a director of the Company since May 31, 2015 and Assistant General Counsel of Icahn Enterprises L.P. since May 2013. Defendant Pastor has also been a director of Herc Holdings since June 2016, CVR Partners LP since April 2016, CVR since September 2014, and has been a member of the Executive Committee of ACF Industries LLC since July 2015. Defendant Icahn indirectly controls CVR, CVR Partners and ACF and has a non-controlling interest in Herc Holdings.

20. Defendant Neil S. Subin (“Subin”) has been a director of the Company since December 2007 and is a member of the Audit Committee. Defendant Subin became a director of the Company pursuant to the Fourth Amended Joint Plan of Reorganization submitted by debtors in the Chapter 11 bankruptcy proceedings involving Federal-Mogul as confirmed by the United States Bankruptcy Court for the District of Delaware on November 8, 2007.

21. Defendants Ninivaggi, Jueckstock, Cho, Elward, Feldenkreis, Laisure, Mather, Nevin, Pastor and Subin are collectively referred to herein as the “Individual Defendants.”

22. Defendant American Entertainment Properties Corp. (“AEP” or “Parent”) is a Delaware corporation and the sole owner of Merger Sub.

23. Defendant IEH FM Holdings, LLC (“Merger Sub”) is a Delaware limited liability company and wholly owned subsidiary of AEP that commenced the Tender Offer on September 26, 2016 to acquire all of the outstanding shares of the Company.

24. Defendant Icahn Building LLC (“Icahn Building”) is a Delaware limited liability company and the sole stockholder of AEP.

25. Defendant Icahn Enterprises Holdings L.P. (“IEHLP”) is a Delaware limited partnership and the sole member of Icahn Building.

26. Defendant Icahn Enterprises G.P., Inc. (“IEGP”) is a Delaware corporation and the general partner of IEHLP and IELP. IEGP, which is owned and controlled by Defendant Carl C. Icahn, owns a 1% general partner interest in each of IELP and IEHLP.

27. Defendant Icahn Enterprises L.P. (“IELP”) is a Delaware master limited partnership and the limited partner of IEHLP, with its principal place of business located at 767 Fifth Avenue, Suite 4600, New York, New York 10153. IELP owns a 99% limited partner interest in IEHLP.

28. Defendant Carl C. Icahn (“Icahn”) has been the Chairman of the board of directors of IEGP, which is the general partner of IELP and IEHLP, since November 1990. Defendant Icahn was a director of Federal-Mogul from December 2007 to May 2015, and the non-executive Chairman of the Board of Federal-Mogul from January 2008 to May 2015. As of February 29, 2016, Defendant Icahn beneficially owned 117,033,818 of IELP’s depositary units, or approximately 89%.

29. Defendant Jack G. Wasserman (“Wasserman”) has been a director and the Chairman of the Audit Committee of IELP and its general partner, IEGP, since December 1993. Defendant Wasserman was a director and Chairman of the Audit Committee of AEP, a subsidiary of IELP, from December 2003 to March 2013.

30. Defendant James L. Nelson (“Nelson”) has been a director and member of the Audit Committee of IELP and its general partner, IEGP, since June 2001.

31. Defendant William A. Leidesdorf (“Leidesdorf”) has been a director of IELP and its general partner, IEGP, since March 1991 and is a member of IELP’s Audit Committee. Defendant Leidesdorf was a director and member of the Audit Committee of AEP, a subsidiary of IELP, from December 2003 to March 2013.

32. Defendant Keith Cozza (“Cozza”) has been the President and CEO of IELP, and its general partner, IEGP, since February 2014, and as a director since September 2012. Defendant Cozza has been the Chief Operating Officer (“COO”) of Icahn Capital, a wholly owned subsidiary of IELP and IEHLP, since February 2013, and has been the CFO of Icahn Associates Holding LLC, a company controlled by Defendant Icahn, since 2006.

33. Defendants Icahn, Wasserman, Nelson, Leidesdorf and Cozza comprise the board of directors of IELP (the “IELP Board”).

34. Defendants Merger Sub, AEP, Icahn Building, IEHLP, IELP, IEGP and the IELP Board are collectively referred to herein as “Icahn Enterprises.”

35. The Individual Defendants, Federal-Mogul and Icahn Enterprises are collectively referred to herein as the “Defendants.”

DEFENDANTS’ FIDUCIARY DUTIES

AND THE ENTIRE FAIRNESS STANDARD

36. Under applicable law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control; or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s stockholders, and if such transaction will result in a change of corporate control, the stockholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that: (a) adversely affects the value provided to the corporation’s stockholders; (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets; (c) contractually prohibits them from complying with their fiduciary duties; (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s stockholders; and/or (e) will provide the directors with preferential treatment at the expense of, or separate from, the public stockholders.

37. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Federal-Mogul, are obligated to refrain from: (a) participating in any transaction where the directors’ or officers’ loyalties are divided; (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public stockholders of the corporation; and/or (c) unjustly enriching themselves at the expense or to the detriment of the public stockholders.

38. Specifically, in any situation where a controlling shareholder’s conflicting interests causes it to compete with minority stockholders for consideration, the entire fairness standard is implicated, and the defendants, at least initially, bear the burden of demonstrating the two basic aspects of fair dealing and fair price.

39. The concept of fair dealing embraces the questions of when the transaction was timed, how it was initiated, structured, negotiated, disclosed to the directors, and how the approvals of the directors and the stockholders were obtained. The concept of fair price relates to the economic and financial considerations of the proposed merger, including all relevant factors: assets, market value, earnings, future prospects, and any other elements that affect the intrinsic or inherent value of a company’s stock.

40. The test for fairness is not a bifurcated one as between fair dealing and price. All aspects of the issue must be examined as a whole since the question is one of entire fairness.

41. To demonstrate entire fairness, the defendants must present evidence of the cumulative manner by which they discharged all of their fiduciary duties. An entire fairness analysis then requires the Court to consider carefully how the board of directors discharged all of its fiduciary duties with regard to each aspect of the non-bifurcated components of entire fairness: fair dealing and fair price. Because the Company’s officers and directors hold sign

42. As a controlling shareholder, Icahn Enterprises has the fiduciary duty to ensure that the Proposed Merger was the result of an entirely fair process and resulted in a fair price.

CLASS ACTION ALLEGATIONS

43. Plaintiff brings this action individually and as a class action, on behalf of all stockholders of Federal-Mogul, except Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants, who are threatened with injury arising from Defendants’ actions as is described more fully below (the “Class”).

44. This action is properly maintainable as a class action.

45. The Class is so numerous that joinder of all members is impracticable.

46. As of July 25, 2016, there were approximately 169,040,651 shares of Federal-Mogul common stock outstanding, held by hundreds, if not thousands, of stockholders geographically dispersed across the country.

47. There are questions of law and fact which are common to the Class including, inter alia, the following:

(a) whether Defendants have breached and are continuing to breach their fiduciary duties of undivided loyalty, independence and/or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Merger;

(b) whether the Proposed Merger is entirely fair to Plaintiff and the other members of the Class; and

(c) whether Plaintiff and the other members of the Class would suffer irreparable injury and damages were the transactions complained of herein consummated.

48. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

49. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

50. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

51. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

Background of the Company and

Icahn Enterprises’ Control Over Federal-Mogul

52. Federal-Mogul was founded in 1899 and supplies various components, accessories, and systems to the manufacturers and servicers of vehicles and equipment worldwide. The Company operates in two segments: Powertrain segment and Motorparts segment.

53. In October 2001, Federal-Mogul filed for bankruptcy protection as a result of liabilities related to asbestos litigation. The Company dealt with reorganization issues for years until it emerged from bankruptcy in late 2007-early 2008.

54. Prior to emerging from bankruptcy, however, Thornwood Associates Limited Partnership (“Thornwood”) exercised an option to purchase 50.1 million shares of Federal-Mogul’s common stock originally distributed to an asbestos trust fund as part of the bankruptcy reorganization. Thornwood is an affiliate of Icahn Enterprises and the 50.1 million share purchase then gave Icahn Enterprises 75% ownership control over Federal-Mogul.8

[8]	Barberry Corp. (“Barberry”) is the general partner of Thornwood and Carl C. Icahn beneficially owns 100% of Barberry.

55. As a result of Icahn Enterprises majority ownership control through Thornwood post-bankruptcy, Defendant Icahn indirectly controlled approximately 75% of the voting power of the Company’s capital stock and, by virtue of such stock ownership, is able to control or exert substantial influence over the Company, including (as disclosed by Federal-Mogul): (i) the election of directors; (ii) business strategy and policies; (iii) mergers or other business combinations; (iv) acquisition or disposition of assets; (v) future issuances of common stock or other securities; (vi) incurrence of debt or obtaining other sources of financing; and (vii) the payment of the Company’s common stock.9

56. After Icahn Enterprises became the controlling stockholder of the Company post-bankruptcy, Defendants Icahn, Feldenkreis, Subin and Laisure were appointed to the Board, as well as Vincent J. Intrieri, Keith A. Meister, and David S. Schechter, all affiliates of numerous entities controlled by Defendant Icahn and Icahn Enterprises.

[9]	Form 10-K, at 21, filed on February 24, 2009).

57. On May 27, 2008, the Company sent a notice to Federal-Mogul’s stockholders that Thornwood, the Company’s majority stockholder (indirectly controlled and owned by Defendant Icahn), determined to amend the Company’s certificate of incorporation to effect the following changes: (i) eliminate the Company’s Class B common stock and reclassify as Class A common stock; (ii) remove the supermajority voting provisions that required certain corporate actions be approved by a majority of members of the Board, including a majority of directors elected by holders of Class A common stock and a majority of directors elected by Class B common stock; (iii) prohibit the classification of directors of the Company for staggered terms without stockholder approval; (iv) prohibit the adoption of a “rights plan” or “poison pill”; and (v) eliminate the provision prohibiting the issuance of nonvoting equity securities. These changes took effect in July 2008 and ensured that Icahn Enterprises would retain complete control over the Company.

58. On March 18, 2010, Defendant Ninivaggi was elected to the Board following an increase in the size of the Company’s Board. Further, Defendant Ninivaggi became the President of Icahn Enterprises April 1, 2010. At this time, Icahn Enterprises was the owner of approximately 76% of the Company’s outstanding common stock.

59. On March 31, 2012, Jose Maria Alapont, the Company’s President and CEO at the time, retired and on April 1, 2012, Defendant Jueckstock was appointed as the Company’s CEO and to be a member of the Board.

60. In July 2013, the Company completed a common stock rights offering (the “Rights Offering”). The purchases of shares of common stock in the Rights Offering increased the indirect control of Defendant Icahn to approximately 80.73% of the voting power. As of result of the increased control by Icahn Enterprises from the Rights Offering, the Company became subject to the pension liabilities of all entities in which Defendant Icahn has a direct or indirect ownership interest of at least 80%.

61. On February 5, 2014, the Board appointed Defendant Ninivaggi as the Co-CEO of the Company and for Defendant Ninivaggi to continue to be a director of Federal-Mogul. Also on February 5, 2014, the Company entered into an employment agreement with Defendant Ninivaggi, pursuant to which he was to be paid $98,000 in cash every two weeks.

62. On June 1, 2015, Icahn Enterprises completed the acquisition of all of the assets of Uni-Select USA, Inc. (“Uni-Select”). In connection with the closing of the Icahn Enterprises-Uni-Selection transaction, Defendant Icahn resigned from the Board of Federal-Mogul and Defendant Ninivaggi resigned from the board of Icahn Enterprises. By this point, however, Defendant Icahn controlled the entire Board of Federal-Mogul as each Board member is affiliated with Icahn Enterprises through longstanding business relationships.

The Flawed Sales Process Leading to the Merger Agreement

63. On February 28, 2016, Icahn Enterprises informed the Board it was willing to make an offer to purchase all the outstanding shares of the Company not already owned by Icahn Enterprises in a merger transaction for $7.00 per share.

64. The Company announced Icahn Enterprises’ offer on February 29, 2016.

65. On March 1, 2016, the Board met to discuss Icahn Enterprises’ offer and delegated to the Audit Committee to establish and constitute a special committee to consider and negotiate the terms of a transaction with Icahn Enterprises (the “Special Committee”). Although Defendants Elward, Feldenkreis, Laisure and Subin all have ties directly to Defendant Icahn or Icahn Enterprises, the Board determined that these individuals “did not have [] material interests in the transaction” contemplated by Icahn Enterprises’ offer, and the Audit Committee established the Special Committee consisting of Defendants Elward, Feldenkreis, Laisure and Subin.10

66. On March 8, 2016, the Special Committee retained Richards, Layton & Finger, P.A. (“RLF”) to serve as outside legal counsel to the Special Committee.

67. On March 14, 2016, Defendant Feldenkreis resigned from the Special Committee “due to other commitments that would prevent him from devoting to the Special Committee’s process the amount of time he believed would be necessary to fulfill his duties as a member of the Special Committee.” 14D-9, at 13.

[10]	Schedule 14D-9 Solicitation/Recommendation Statement, at 12, filed on September 26, 2016 (the “14D-9”).

68. On March 29, 2016, the Special Committee retained Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) as financial advisor to the Special Committee.

69. On March 31, 2016, Icahn Enterprises informed the Board that it was not considering selling its majority controlling stake in the Company at the present time.

70. On April 4, 2016, the Special Committee with RLF and, for portions of the meeting, members of the Company’s management, including Defendants Ninivaggi and Jueckstock, in which the Company’s management reviewed the latest three-year projections for fiscal years 2016 through 2018 as well as the Company’s historical and projected financial results and trends (the “April Projections”). Management did not provide projections for fiscal years 2019 and 2020. The Special Committee then had management provide the April Projections to Houlihan Lokey. The Special Committee also discussed the guidelines that had been sent by the Special Committee to the Company on March 22, 2016 relating to the role and function of the Special Committee (the “Management Guidelines”).

71. Also at the April 4, 2016 meeting, the Special Committee discussed the independence of each of the Special Committee members, including that Defendant Laisure, who served on the board of directors of an Icahn Enterprises affiliate. RLF informed the Special Committee that it had received a draft merger agreement from Icahn Enterprises’ counsel, Proskauer Rose LLP (“Proskauer”).

72. On April 27, 2016, Federal-Mogul issued a press release announcing its financial results for the first quarter of 2016. The press release stated, in pertinent part:

Net sales of $1.9 billion, up $62 million

Gross profit of $288 million, a 1.5 percentage point margin improvement over Q1 2015

Operational EBITDA of $193 million and net income of $35 million

SOUTHFIELD, Mich., April 27, 2016 (GLOBE NEWSWIRE) — Federal-Mogul Holdings Corporation (NASDAQ:FDML) today announced financial results for the first quarter ended March 31, 2016. Net sales for the first quarter were $1,897 million, compared to $1,835 million in Q1 2015, a $62 million or 3 percent increase. Aftermarket sales growth in the U.S. and Canada as well as sales from the acquired valvetrain business, were partially offset by $52 million of negative impact from currency exchange rate fluctuations. Gross profit was $288 million, or 15.2 percent of sales, a 1.5 percentage point margin improvement, compared with Q1 2015. The improved gross profit margin was driven primarily by higher aftermarket sales in the U.S. and Canada, operational improvements in both divisions as well as the favorable impact of ongoing restructuring and integration programs. Net income from continuing operations attributable to Federal-Mogul in the quarter was $35 million, or $0.21 per share, compared with a net loss from continuing operations attributable to Federal-Mogul of $11 million or $(0.07) per share in Q1 2015. Adjusted net income in Q1 2016 was $52 million, or $0.31 per share. Operational EBITDA in Q1 2016 was $193 million, compared to $142 million in Q1 2015.

73. On April 28, 2016, the Special Committee directed Houlihan Lokey to contact a list of 14 financial sponsors and 18 strategic buyers that might be contacted to assess their interest in purchasing the shares not already owned by Icahn Enterprises.

74. On May 5, 2016, the Company provided Houlihan Lokey with revised April Projections, which had been updated to reflect additional information on certain cash flow inputs, as well as projections for 2019 and 2020 not previously included in the April Projections, (the “May Projections”).

75. On May 17, 2016, the Company discloses that the draft merger agreement from Icahn Enterprises had been sent to Winston & Strawn, LLP (“Winston”), the Company’s outside legal counsel for review.

76. On May 11, 2016, Houlihan Lokey informed the Special Committee that the outreach to potential financial sponsors and strategic buyers yielded no indications of interest.

77. On May 16, 2016, the Special Committee determined to respond to Icahn Enterprises’ offer with a counterproposal of $11.75 per share.

78. On May 20, 2016, Houlihan Lokey informed the Special Committee that the Company’s management had provided updated financial performance estimate for the Company (the “May Financial Updates”). The Special Committee also discussed Defendant Icahn’s reaction to the counterproposal and indicated that he would not be willing to pay more than $8.50 per share under any circumstances.

79. The Special Committee met on June 14, 2016 and revised its counterproposal to $9.75 per share.

80. On June 17, 2016, Icahn Enterprises offered to acquire the remaining shares not owned by Icahn Enterprises for $8.00 per share in cash, which offer was publicly announced by the Company on June 20, 2016.

81. The Special Committee met on June 21, 2016 and directed Houlihan Lokey to inform Icahn Enterprises of its counterproposal of $9.25 per share.

82. On June 29, 2016, the Special Committee was informed that Icahn Enterprises was considering withdrawing its offer unless the $8 per share bid was accepted. The Special Committee determined anything below $9.25 was unacceptable. The message was communicated to Icahn Enterprises.

83. On the evening of June 29, 2016, the Special Committee was provided a draft of Icahn Enterprises press release terminating the offer. Negotiations were subsequently suspended.

84. During July, two more meetings were held between the Company’s management and Icahn Enterprises without the Special Committee’s attendance.

85. On July 22, 2016, Defendant Elward was informed that Icahn Enterprises would not formally withdraw its offer but the parties did not continue negotiations.

86. On July 27, 2016, the Company issued a press release announcing its financial results for the second quarter of 2016. The press release stated, in pertinent part:

Second quarter net sales of $1.9 billion, down 2 percent, year-to-date net sales up 1 percent

Gross profit of $304 million, a 1 percentage point margin improvement over Q2 2015

Net income from continuing operations attributable to Federal-Mogul of $31 million compared to $15 million in Q2 2015

Operational EBITDA of $196 million compared to $182 million in Q2 2015

SOUTHFIELD, Mich., July 27, 2016 (GLOBE NEWSWIRE) — Federal-Mogul Holdings Corporation (NASDAQ:FDML) today announced financial results for the second quarter ended June 30, 2016. Net sales for the second quarter were $1,924 million, compared to $1,962 million in Q2 2015, a $38 million, or 2 percent, decrease. Higher OE sales and sales from the acquired valvetrain business were offset by lower aftermarket sales and $15 million of negative impact from currency exchange rate fluctuations. For the first half ended June 30, 2016, net sales were $3,821 million, a $24 million, or 1 percent, increase compared with the prior year period, despite $67 million of negative impact from currency exchange rate fluctuations. Gross profit for the second quarter was $304 million, or 15.8 percent of sales, a 1 percentage point margin improvement, compared with Q2 2015. The improved gross profit margin was driven primarily by operational improvements in both divisions as well as the favorable impact of ongoing restructuring and integration programs, partially offset by the impact from lower sales. Net income from continuing operations attributable to Federal-Mogul in the quarter was $31 million, or $0.18 per share, compared with net income from continuing operations attributable to Federal-Mogul of $15 million or $0.09 per share in Q2 2015. Adjusted net income in Q2 2016 was $47 million, or $0.28 per share. Operational EBITDA in Q2 2016 was $196 million, compared to $182 million in Q2 2015. The Company ended the second quarter 2016 with liquidity of $461 million, including cash of $290 million and $171 million of availability under its revolving credit facility.

87. On July 28, 2016, the Special Committee determined not to re-engage Icahn Enterprises.

88. On August 3, 2016, Defendants Icahn and Cozza contacted Houlihan Lokey to indicate Icahn Enterprises’ interest in resuming negotiations and potential willingness to increase its offer to $8.50 per share.

89. On August 4, 2016, the Special Committee met to discuss Icahn Enterprises new offer. The Special Committee, while noting that Federal-Mogul’s shares were trading above $8.50, deferred decision until it could consult further with Houlihan Lokey.

90. On August 11, 2016, the Company’s management and Houlihan Lokey held a financial update call and provided updated financial performance estimates (the “Subsequent Financial Updates”).

91. On August 15, 2016, the Special Committee determined that it would not accept an offer below $9.25.

92. Further negotiations ensued and Icahn Enterprises ultimately agreed to a price of $9.25 per share. On the morning of September 6, 2016, the Special Committee unanimously determined to recommend the revised offer. Shortly thereafter, the Special Committee proposed its recommendation to the entire Board, which unanimously approved.

The Proposed Merger

93. On September 6, 2016, the Company announced the Proposed Merger via press release, which stated, in pertinent part:

Federal-Mogul Enters into Definitive Merger Agreement with Icahn Enterprises L.P.

SOUTHFIELD, Mich. and NEW YORK, Sept. 06, 2016 (GLOBE NEWSWIRE) — Federal-Mogul Holdings Corporation (NASDAQ:FDML) (“Federal-Mogul”) and Icahn Enterprises L.P. (NASDAQ:IEP) (“Icahn Enterprises”) today announced that Federal-Mogul had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with a subsidiary of Icahn Enterprises, Federal-Mogul’s majority shareholder, pursuant to which Icahn Enterprises will offer to purchase all of the outstanding shares of Federal-Mogul common stock not owned by Icahn Enterprises or its affiliates, in an all-cash transaction for $9.25 per share. The all-cash offer represents a premium of 86 percent above Federal-Mogul’s closing share price of $4.98 on February 26, 2016, the business day prior to Icahn Enterprises’ original proposal of $7.00 per share. The Merger Agreement has been unanimously approved by the Boards of Directors of both companies, the Audit Committee of Icahn Enterprises and the Special Committee of independent directors previously established by Federal-Mogul’s Board of Directors to review and evaluate Icahn Enterprises’ proposal. The transaction is structured as a tender offer followed by a merger.

Federal-Mogul’s Board of Directors, upon the unanimous recommendation of the Special Committee of independent directors, has unanimously recommended that Federal-Mogul stockholders (other than Icahn Enterprises and its affiliates) accept the offer and tender their shares.

Upon consummation of the transaction, Federal-Mogul will be an indirect wholly-owned subsidiary of Icahn Enterprises. If the transaction is completed, Federal-Mogul will become a privately held company and its common shares will no longer be listed on the NASDAQ or any public market. Consummation of the transaction is subject to a “majority of the minority” minimum condition and other customary conditions.

The Inadequate Sale Price

94. Icahn Enterprises seeks to acquire the remaining Federal-Mogul publicly held shares on unfair terms and without regard to the best interests of the Company’s public stockholders or intrinsic value of Federal-Mogul’s stock. Indeed, the consideration being offered in the Tender Offer is unconscionable, unfair and grossly inadequate.

95. The $9.25 per share consideration that Defendants are asking Federal-Mogul’s stockholder to accept in the Tender Offer significantly undervalues the Company. In a New York Post article from as recently as September 6, 2016, author Josh Kosman spoke with billionaire investor Mario Gabelli, who “appears to be angling for $13 a share, according to a report from the investor’s [Gabelli’s] company.”11 The New York Post article goes on to quote Mr. Gabelli concerning the inadequate merger consideration as follows: “We don’t view the long-term profit outlook for that business as fully reflected at $9.25 per share…I do think the shares are fundamentally undervalued.” Furthermore, the portfolio managers at Gabelli & Co. are not going to tender their shares at Icahn’s asking price, and Gabelli owns approximately 36% of the non-Icahn slice of Federal-Mogul. Id.

[11]	Josh Kosman, Gabelli and Icahn are dueling over Federal-Mogul shares, The New York Post (Sept. 9, 2016), available at http://nypost.com/2016/09/09/gabelli-and-icahn-are-dueling-over-federal-mogul-shares/.

96. Back in March 2016, after the news first broke concerning Icahn’s interest in acquiring the remaining shares of the Company and taking Federal-Mogul private, analyst Brian Sponheimer of Gamco Investors (which is Gabelli), put a value of $13 per share on the stock.12 Gamco owned about 4.6% of the Company at the end of the first quarter of 2016.

97. Further, there is speculation that Defendant Icahn is using this merger solely to integrate three companies that deal in auto parts, as his company – Icahn Enterprises – also owns service and retail chains Pep Boys and Auto Plus. Matthew Stover, an analyst at Susquehanna Financial Group, described such strategy as follows: “[t]he history of vertically integrating a components maker and then an aftermarket distributor or aftermarket servicing agent like Pep Boys is really bad…[t]hey’re fundamentally different businesses and there’s almost zero synergy.”13

98. The $9.25 per share price is also below the Company’s 52-week high of $10.00 per share.

[12]	Paul Ausick, Icahn Sweetens Offer for Federal-Mogul Shares, 24/7 Wall St (June 20, 2016), available at http://247wallst.com/investing/2016/06/20/icahn-sweetens-offer-for-federal-mogul-shares/.
[13]	Chris Reiter and Melissa Mittleman, Icahn raises takeover offer for Federal-Mogul, Bloomberg News (June 20, 2016), available at http://www.detroitnews.com/story/business/autos/2016/06/20/icahn-takeover-federal-mogul/86160346/.

99. Indeed, the consideration to be paid to the class members is unconscionable, unfair and grossly inadequate because, among other things: (a) the intrinsic value of the stock of Federal-Mogul is materially in excess of its current trading value, giving due consideration to the possibilities of growth and profitability of Federal-Mogul in light of its business, the expansion of its fleet, earnings and earnings power, present and future; (b) the exchange rate is inadequate and offers an inadequate premium to the public stockholders of Federal-Mogul; and (c) the exchange rate is not the result of arm’s-length negotiations but was fixed arbitrarily to “cap” the market price of Federal-Mogul, and to obtain ownership of Federal-Mogul’s assets and business at the lowest possible price. Defendants’ action in proceeding with the Proposed Merger is wrongful, unfair, and harmful to Federal-Mogul’s public stockholders, and will deny them their right to share proportionately in the true value of Federal-Mogul’s future growth in profits and earnings.

Preclusive Devices

100. Defendants agreed to the Proposed Merger in breach of their fiduciary duties to Federal-Mogul’s public stockholders, pursuant to an unfair and flawed sales process. Rather than engage in a full and fair auction of the Company designed to maximize stockholder value as their fiduciary duties require, the Board catered to the interests of the controlling shareholder, Icahn Enterprises.

101. To protect against the threat of alternate bidders out-bidding Icahn Enterprises, defendants implemented preclusive deal protection devices to guarantee that Icahn Enterprises will not lose its preferred position. In particular, defendants agreed to: (i) a strict “no-solicitation” provision that prevents the Company from soliciting other potential acquirers or continuing discussions and negotiations with potential third party bidders; (ii) an information rights provision that requires the Company to disclose the identity of any competing bidder and to provide Icahn Enterprises with the terms of any competing bid or confidentiality agreement; and (iii) a “matching rights” provision which provides Icahn Enterprises three (3) business days to match any competing bid.

The Entire Fairness Standard Applies

Because Icahn Enterprises Controls the Company

102. As described above, after emerging from bankruptcy in late 2007-early 2008, Icahn Enterprises acquired a 75% controlling interest in the Company, which provided for control over, among other things: (i) the election of directors; (ii) business strategy and policies; (iii) mergers or other business combinations; (iv) acquisition or disposition of assets; (v) future issuances of common stock or other securities; (vi) incurrence of debt or obtaining other sources of financing; and (vii) the payment of the Company’s common stock.14

[14]	Form 10-K, at 21, filed on February 24, 2009).

103. Icahn Enterprises has exercised its control over the Company since 2007 when it acquired a controlling interest in Federal-Mogul. In particular, since obtaining majority control over the Company, Icahn Enterprises and Defendant Icahn have, among other things: (i) appointed a Board entirely comprised of Icahn Enterprises affiliates; (ii) diluted the ownership of the Company’s minority stockholders by increasing Icahn Enterprises’ control over the Company through several rights offerings; (iii) given Defendant Ninivaggi a compensation package well above any other executive; and (iv) caused the Company to incur debt in the form of pension liabilities of all entities in which Defendant Icahn has a direct or indirect ownership interest of at least 80%.

104. Critically, every member of the Board is affiliated with Icahn Enterprises, despite the Company claiming that Defendants Elward, Feldenkreis, Laisure and Subin are purportedly independent, as represented in the Company’s proxy statement. See DEF 14A, at 23, filed on April 28, 2015.

105. As described above, Defendant Ninivaggi and Jueckstock are Co-CEOs of the Company and admittedly not independent. Further, Defendant Cho is “employed by and/or otherwise affiliated with Mr. Icahn or entities controlled by Mr. Icahn.” Id. The Company goes on to state that “(i) we do not have a majority of independent directors, (ii) we do not have a nominating committee or a nominating charter and (iii) our Compensation Committee does not satisfy NASDAQ’s corporate governance requirements applicable to compensation committees or non-controlled companies.” Id.

106. In addition, Defendant Feldenkreis has been a longtime friend and business associate of Defendant Icahn and Icahn Enterprises, dating back to at least 2003, when Perry Ellis acquired Salant. As a result of that transaction, Defendant Icahn ended up as a 5.13% holder in Perry Ellis. Defendant Feldenkreis’ primary means of employment for nearly fifty years has been as the founder, President and a director of Perry Ellis.

107. Defendant Laisure has been a director of American Railcar Industries, Inc. since January 2006, in which Icahn Enterprises has a majority ownership interest. Upon information and belief, Defendant Icahn appointed Defendant Laisure to the board of American Railcar Industries, as well as numerous other boards of companies affiliated with Icahn Enterprises.

108. Defendant Mather, who assumed Defendant Icahn’s spot on the Board after his resignation, has worked for numerous affiliates of Icahn Enterprises, including positions as: Managing Director of Icahn Capital LP, and a member of the boards of Hertz Equipment Rental Corp., Herc Holdings Inc., Freeport-McMoran Inc., Trump Entertainment Resorts Inc., Ferrous Resources Ltd., Viskase Cos Inc. Additionally, Defendant Mather was previously a board member with numerous companies affiliated with Icahn Enterprises L.P., including: Viskase Companies Inc. from June 2015 to March 2016; American Railcar Industries, Inc. from July 2014 to March 2016; CVR from May 2014 to March 2016 and CVR Energy, Inc. from May 2014 to March 2016.

109. Defendant Nevin has been a Financial Analyst at Icahn Enterprises L.P. since July 2015.

110. Defendant Elward was removed from the board of Dynegy, Inc. at the same time as three other Icahn affiliates, which coincided with Dynegy’s emergence from bankruptcy and Icahn Enterprises voting power as a Dynegy shareholder.

111. Defendant Pastor has been Assistant General Counsel of Icahn Enterprises L.P. since May 2013 and a director of Herc Holdings since June 2016, CVR Partners LP since April 2016, CVR since September 2014, and has been a member of the Executive Committee of ACF Industries LLC since July 2015, all affiliated with Icahn Enterprises.

112. Defendant Subin became a director out of the Company’s bankruptcy, in which Icahn Enterprises became controlling stockholder of the Company.

113. As such, a majority, if not the entire Board, are neither independent nor disinterested due to their affiliation and employment with Icahn Enterprises, the Company’s controlling shareholder. Thus, the Proposed Merger is subject to entire fairness, which Defendants have not met in terms of fair price and fair dealing.

114. Defendants further breached their fiduciary duties by creating the purported independent Special Committee, that agreed to the unfair deal and unfair price of the Proposed Merger. The Special Committee consists of all members affiliated with Icahn Enterprises, including Defendant Elward as the Chairman and Defendants Laisure and Subin, who have significant ties with Icahn Enterprises. As described above, the Special Committee was conflicted throughout the sale process.

DEFENDANTS FAILED TO DISCLOSE MATERIAL INFORMATION IN THE 14D-9

115. On September 26, 2016, Defendants caused the Company to file a Schedule 14D-9 Solicitation/Recommendation Statement (the “14D-9”) and Schedule TO Tender Offer Statement (the “Tender Offer Statement,” together with the 14D-9, the “Tender Offer Materials”) with the SEC in connection with the Tender Offer and Proposed Merger. The Tender Offer Materials fail to disclose material information concerning the Proposed Merger that the Company’s stockholders need in order to make a fully informed decision whether to tender their shares or not. Such information is especially critical given that Defendant Icahn Enterprises is a majority controlling stockholder and the Company’s minority stockholders are being asked to give up their interest in the surviving entity post-merger.

116. The 14D-9 fails to disclose whether the members of the Special Committee received compensation for being on the Special Committee, and if so, whether such compensation was contingent upon delivering a recommendation in favor of a transaction involving the Company.

117. The 14D-9 fails to disclose the Management Guidelines prepared by the Special Committee and provided to the Company’s Board, which relates to the role and function of the Special Committee, interactions between members of management and Icahn Enterprises as well as potential conflicts of interest, in order for stockholders to determine the Special Committee’s ability to negotiate for the sale of the Company.

118. In connection with the sale process, the 14D-9 fails to disclose the Special Committee allowed Company’s management to continue meeting with Icahn Enterprises and stay involved in negotiations despite the fact that management would remain in place after the Proposed Merger. The Special Committee allowed the Company’s management to continue to run negotiations despite the Special Committee purportedly being given full power to negotiate and evaluate any indication of interest received from potential third party bidders and/or Icahn Enterprises.

119. Further, the 14D-9 fails to disclose the reasons why the Company’s management continued to meet with Icahn Enterprises after the Special Committee was formed and retained Houlihan Lokey to act as financial advisor and assist in exploring business transactions involving the Company.

COUNT I

For Breach of Fiduciary Duties Against the Individual Defendants

120. Plaintiff repeats and realleges each allegation set forth above as though fully set forth herein.

121. Because the majority of the Board and the Special Committee are conflicted and the minority stockholders have not been fully informed, the Proposed Merger is subject to entire fairness scrutiny.

122. The Individual Defendants have violated their fiduciary duties owed to the public stockholders of Federal-Mogul. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and the Class of the true value of their investment in Federal-Mogul.

123. As demonstrated by the allegations above, the Individual Defendants have failed to exercise the necessary care required and have breached their fiduciary duties because, among other reasons: (i) failing to properly value the Company; (ii) failing to take steps to obtain a reasonable price for Federal-Mogul and its public stockholders; (iii) failing to act independently to protect the interests of the Company’s public stockholders; (iv) failing to adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Federal-Mogul’s public stockholders; and (v) failing to actively evaluate the Proposed Merger and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Federal-Mogul.

124. As a result of the unlawful actions of the Individual Defendants, Plaintiff and the Class have been damaged.

COUNT II

For Breach of Fiduciary Duties Against Icahn Enterprises

125. Plaintiff repeats and realleges each allegation set forth above as though fully set forth herein.

126. Defendant Icahn Enterprises exercises control over the business and affairs of the Company. As controlling stockholder of Federal-Mogul, Icahn Enterprises owes fiduciary duties of loyalty and care to the Class.

127. Because the Board and the Special Committee were conflicted and the minority stockholders have not been fully informed, the Proposed Merger is subject to the entire fairness standard.

128. Icahn Enterprises has violated their fiduciary duties owed to the public stockholders of Federal-Mogul. By the acts, transactions and courses of conduct alleged herein, Icahn Enterprises, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and the Class of the true value of their investment in Federal-Mogul.

129. As demonstrated by the allegations above, Icahn Enterprises has failed to exercise the necessary care required and has breached its fiduciary duties by, among other reasons: (i) failing to properly value the Company; (ii) failing to take steps to obtain a reasonable price for Federal-Mogul and its public stockholders; (iii) failing to act independently to protect the interests of the Company’s public stockholders; (iv) failing to adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of, and entirely fair to, Federal-Mogul’s public stockholders; and (v) failing to actively evaluate the Proposed Merger and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Federal-Mogul.

130. As a result of the unlawful actions of Icahn Enterprises, Plaintiff and the Class have been damaged.

COUNT III

For Aiding and Abetting the Individual Defendants’

Breaches of Fiduciary Duties Against Defendants AEP,

Merger Sub, IELP, Icahn Building, IEHLP, IEGP and the IEGP Board

131. Plaintiff repeats and realleges each allegation set forth above as though fully set forth herein.

132. Each member of the Board had a fiduciary duty to Federal-Mogul stockholders.

133. The Individual Defendants breached their fiduciary duties by approving and/or causing the Company to enter into the Merger Agreement with Icahn Enterprises for the sale of the outstanding shares of the Company.

134. AEP, Merger Sub, IELP, Icahn Building, IEHLP, IEGP, and IELP’s Board knowingly assisted the Individual Defendants in their breaches of fiduciary duty as affiliates of Icahn Enterprises involved in the sale of the Company.

135. As a direct and proximate result of these breaches of fiduciary duties, the Class has sustained substantial damages.

136. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in their favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as a representative of the Class;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Merger, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for stockholders;

C. Enjoining Defendants from consummating the Merger Agreement and Proposed Merger unless and until they provide to the stockholders all material information in connection with the Proposed Merger;

D. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

E. Granting such other and further relief as this Court may deem just and proper.

COOCH AND TAYLOR, P.A.

/s/ Blake A. Bennett
Blake A. Bennett (#5133)
The Brandywine Building
1000 West Street, 10th Floor
Wilmington, DE 19801
(302) 984-3800
Attorneys for Plaintiff

DATED: October 12, 2016

OF COUNSEL
LIFSHITZ & MILLER
Joshua M. Lifshitz
Edward W. Miller
821 Franklin Avenue, Suite 209
Garden City, NY 11530
Tel: (516) 493-9780

42